Exhibit (a)(5)(D)

EFiled: Nov 21 2012 01:07PM EST Transaction ID 47893616 Case No. 8051-

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

NEW JERSEY BUILDING LABORERS ANNUITY
FUND, Individually and on Behalf of All Others Similarly
Situated,
Civil Action No.
Plaintiff,

v.

JDA SOFTWARE GROUP, INC., JAMES D. ARMSTRONG, HAMISH BREWER, J. MICHAEL GULLARD, RICHARD HADDRILL, JOCK PATTON, ARTHUR C. YOUNG, REDPRAIRIE HOLDING, INC., RP CROWN PARENT, LLC, RP CROWN HOLDING LLC, RP HOLDING, L.L.C., NEW MOUNTAIN PARTNERS III, L.P., REDPRAIRIE CORPORATION, and NEW MOUNTAIN CAPITAL, L.L.C.,

Defendants.

VERIFIED CLASS ACTION COMPLAINT

The allegations contained in this Verified Class Action Complaint are based on the personal knowledge of plaintiff New Jersey Building Laborers Annuity Fund (“Plaintiff”) as to itself and on information and belief (including the investigation of counsel and review of publicly available information) as to all other matters stated herein, as follows:

1. Plaintiff, individually and on behalf of all other similarly situated public shareholders (the “Class”) of JDA Software Group, Inc. (“JDA” or the “Company”), by its attorneys, makes the following allegations against JDA, the members of JDA’s board of directors identified below (the “Board” or the “Individual Defendants”), RedPrairie Holding, Inc., RedPrairie Corporation, RP Crown Parent, LLC, RP Crown Acquisition Sub (“Merger Sub”), LLC, RP Crown Holding LLC, RP Holding L.L.C. (“RP LLC”), New Mountain Partners III, L.P., and New Mountain Capital, L.L.C. (collectively referred to herein as “RedPrairie”) (JDA, the Board and RedPrairie are collectively, the “Defendants”), in support of Plaintiff’s claims relating to the proposed all-cash tender offer of all of the Company’s outstanding stock by RedPrairie at the unfair price of $45.00 per share and on grossly unfair and inadequate terms (the “Proposed Transaction”). Some analysts have given JDA a median target for the share price at $45 per share indicating that the offer price does not represent a large premium for shareholders. The total equity value of the Proposed Transaction is approximately $1.9 billion. The Board has unanimously recommended to the Company’s stockholders to vote for the Proposed Transaction. The Defendants expect to complete the Proposed Transaction by the end of 2012.

NATURE OF THE CASE

2. This is a class action on behalf of the securities holders of JDA alleging breaches of fiduciary duties, including the duties of loyalty, candor, good faith, due care, independence, and fair dealing, being committed by the Board.

3. These breaches are being committed in connection with JDA’s announcement and execution of a Merger Agreement dated November 1, 2012 (the “Merger Agreement”), with RedPrairie and Merger Sub. The Proposed Transaction offers unfair and inadequate consideration that does not constitute a maximization of stockholder value for Plaintiff and other JDA public stockholders and is being advanced through an unfair process. The Board has therefore breached its fiduciary duties owed to Plaintiff and the Class to take all necessary steps to ensure that JDA stockholders will receive the maximum realizable value for their shares on a sale of the Company.

4. The Merger Agreement contains preclusive deal protection devices that are not contemplated to benefit the Company or its stockholders, but instead, benefit RedPrairie. For example, under the Merger Agreement, the Board is prohibited from soliciting or considering competing bids for the Company. Moreover, the Company is subject to termination fee of $32 million and $8 million for fees and expenses payable to RedPrairie pursuant to certain provisions of the Merger Agreement, detailed fully below. RedPrairie also enjoys “matching rights,” such that if the Company does receive any superior offer, the Board must provide RedPrairie with any and all material terms and conditions of such offer and allow RedPrairie three business days after the receipt of such offer to match the superior offer.

5. These provisions essentially “lock up” the Proposed Transaction and prevent the Board from fulfilling its fiduciary duties to the Company. The Proposed Transaction will deny the Company and its shareholders of adequate consideration in light of the Company’s promising prospects for growth, increased sales, and future profitability. This year alone JDA shares are up 38% and over the past five years the shares have risen 80%.

6. Moreover, the Proposed Transaction benefits Defendant Hamish Brewer (“Brewer”), a Board member, President, and Chief Executive Officer (“CEO”) of the Company, with guaranteed, continuing employment for him at the combined company going forward. Additionally, some Board members and executives might also benefit from the Proposed Transaction through canceling vested and unvested stock options, accelerated vesting of restricted share awards, accelerated vesting of performance share awards, receipt of certain payments pursuant to employment agreements and indemnification and exculpation. Upon closing of the Proposed Transaction, Brewer and his management team will continue to lead the combined post-merger company.

7. Because of the Board’s breach of its fiduciary duties, Plaintiff and the Class have been and will be damaged, and will not receive the fair value of JDA’s assets.

8. Plaintiff and the other members of the Class are immediately threatened by the wrongs complained of herein, and lack an adequate remedy at law.

9. Plaintiff seeks preliminary and permanent injunctive relief preventing the Individual Defendants, who are aided and abetted by JDA and RedPrairie, from inequitably and unlawfully depriving Plaintiff and the Class of their rights to realize full and fair value for their JDA stock, and to compel the Individual Defendants and JDA to carry out their fiduciary duties to maximize shareholder value on a sale of the Company.

THE PARTIES

10. Plaintiff has owned the common stock of JDA since prior to the announcement of the Proposed Transaction herein complained of, and continues to own this stock.

11. JDA is a corporation duly organized and existing under the laws of the State of Delaware and maintains its principal offices at 14400 North 87th Street, Scottsdale, Arizona 85260-3649. JDA is, and at all relevant times hereto was, listed and traded on the NASDAQ Stock Exchange under the symbol “JDAS.” JDA is a provider of innovative supply chain management, merchandising and pricing excellence solutions worldwide. The Company has a customer base of more than 2,700 companies of all sizes, across manufacturing, wholesale distribution, transportation, retail and services industries. JDA’s robust services offering, including complete solution lifecycle management via JDA Cloud Services, provides customers with leading-edge industry practices and supply chain expertise, lower total cost of ownership, long-term business value, and 24/7 functional and technical support.

12. Defendant RedPrairie Corporation is a provider of retail solutions to help ensure visibility and collaboration between manufacturers, distributors, retailers and consumers. Merger Sub is a Delaware limited liability company, and a wholly owned direct subsidiary of RP Crown Parent, LLC, a Delaware limited liability company. Merger Sub and RP Crown Parent, LLC are direct wholly owned subsidiaries of RP Crown Holding, LLC, a Delaware limited liability company, which is a direct wholly owned subsidiary of RP Holding, L.L.C., a Delaware limited liability company (“RP LLC”). RP LLC is wholly owned by New Mountain Partners III, L.P. (“NMP”), a Delaware limited partnership. RP LLC holds approximately 80.25% of the outstanding equity interests of RedPrairie Holding, Inc. (“RHI”), a holding company for RedPrairie Corporation. New Mountain Capital, L.L.C. (“NMC”) is the manager of NMP.

13. Defendant James D. Armstrong (“Armstrong”) is the Company’s Chairman and has served as a director since 1985. Armstrong co-founded JDA in 1985 and served as CEO from 1985 to 1997 and from 1999 to 2003.

14. Defendant Brewer is the current CEO of JDA and has served as a member of the Board since 2009.

15. Defendant J. Michael Gullard (“Gullard”) is a member of the Board and has been since 1999.

16. Defendant Richard Haddrill (“Haddrill”) is a member of the Board and has been since 2011.

17. Defendant Jock Patton (“Patton”) is a member of the Board and has been since 1999.

18. Defendant Arthur C. Young (“Young”) is a member of the Board and has been since 2012.

INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

19. The Individual Defendants (named herein in paragraphs 12-17), as officers and/or directors of the Company, stand in a fiduciary relationship to Plaintiff and the Company’s other public stockholders and owe them the highest fiduciary obligations of good faith, fair dealing, due care, loyalty, and full and candid disclosure.

20. Under Delaware law, the directors and officers of a publicly traded corporation have fiduciary duties of loyalty, good faith, and care to shareholders. To diligently comply with their fiduciary duties, the Individual Defendants may not take any action that:

(a) adversely affects the value provided to the Company’s shareholders;

(b) favors themselves or will discourage or inhibit alternative offers to purchase control of the Company or its assets;

(c) adversely affects their duty to search for and secure the best value reasonably available under the circumstances for the Company’s shareholders; and/or

(d) will provide the Individual Defendants with preferential treatment at the expense of, or separate from, the public shareholders.

21. In accordance with their duties of loyalty and good faith, the Individual Defendants are obligated to refrain from:

(a) participating in any transaction where the Individual Defendants’ loyalties are divided;

(b) participating in any transaction where the Individual Defendants receive, or are entitled to receive, a personal financial benefit not equally shared by the public shareholders of the Company; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

22. Plaintiff alleges herein that the Individual Defendants, separately and together, in connection with the Proposed Transaction, are knowingly or recklessly violating their fiduciary duties, including their duties of care, loyalty, good faith, candor, and independence owed to Plaintiff and other public shareholders of JDA. Certain Individual Defendants are engaging in self-dealing, and are obtaining for themselves personal benefits, including personal financial benefits not equally shared by Plaintiff or the Class (as defined below). Certain JDA executives are also retaining their prestigious and lucrative positions and compensation at the post-Proposed Transaction company. These executives have managed to secure for themselves substantial employment at the expense of the public shareholders’ best interests. Accordingly, the Proposed Transaction will benefit the Individual Defendants in significant ways not shared with Class members. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither Plaintiff nor the Class will receive adequate or fair value for their JDA common stock in the Proposed Transaction.

CLASS ACTION ALLEGATIONS

23. Plaintiff brings this action as a class action, pursuant to Rule 23 of the Rules of the Court of Chancery, on behalf of all holders of the common stock of the Company (except the Defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the Defendants) and their successors in interest, who are or will be threatened with injury arising from Defendants’ actions as more fully described herein (as previously defined the “Class”).

24. This action is properly maintainable as a class action.

25. The Class is so numerous that joinder of all members is impracticable. As of November 7, 2012, there were reportedly in excess of 43 million shares of JDA common stock outstanding, owned by hundreds, if not thousands, of shareholders.

26. There are questions of law and fact which are common to the Class including, inter alia, the following: (a) whether the Individual Defendants have breached their fiduciary duties owed by them to Plaintiff and the members of the Class; and (b) whether the Class is entitled to injunctive relief or damages as a result of the wrongful conduct committed by Defendants, as alleged herein.

27. Plaintiff is committed to prosecuting this action and has retained competent counsel experienced in litigation of this nature. The claims of the Plaintiff are typical of the claims of other members of the Class and Plaintiff has the same interests as the other members of the Class. Plaintiff will fairly and adequately represent the Class.

28. Defendants have acted in a manner which affects Plaintiff and all members of the Class alike, thereby making appropriate injunctive relief and/or corresponding declaratory relief with respect to the Class as a whole.

29. The prosecution of separate actions by individual members of the Class would create a risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of other members or substantially impair or impede their ability to protect their interests.

SUBSTANTIVE ALLEGATIONS

The Proposed Transaction

26. On November 1, 2012, JDA and RedPrairie announced that they had entered into the Merger Agreement dated November 1, 2012, filed with the SEC on the same day, whereby RedPrairie would acquire JDA to form a combined post-merger company:

ATLANTA, GA and SCOTTSDALE, AZ – November 1, 2012 – RedPrairie and JDA Software [NASDAQ: JDAS], recognized leaders in enterprise software and services for the extended supply chain, announced today that JDA and affiliates of RedPrairie have entered into a definitive merger agreement. The combined entity will offer a broad portfolio of solutions and services to manage global supply chains – from raw materials, to finished products, into the hands of consumers – through any channel.

Under the terms of the merger agreement, entities affiliated with RedPrairie will affect a cash tender offer to acquire all outstanding shares of JDA common stock for $45 per share. The $45 per share offer price represents a 33 percent premium to JDA’s stock price on October 26, 2012 – the day before market rumors surfaced stating JDA was exploring a sale. The offer price also represents a 16 percent premium to JDA’s all-time high stock price. The transaction has a total enterprise value of approximately $1.9 billion. The Board of Directors of JDA has approved the transaction, which will create one of the largest global software companies with combined revenues of over $1 billion.

To address ever-increasing complexities, manufacturers and retailers increasingly seek best-of-breed solutions and specialized domain expertise for planning and execution. JDA’s heritage of pioneering market-leading supply chain planning, merchandising and pricing solutions is a perfect strategic fit with RedPrairie’s heritage in warehousing, workforce management, store operations and e-commerce. This unique combination will provide retailers and manufacturers with extraordinary capabilities to meet the needs of hyper-connected, mobile consumers.

Following completion of the transaction, Hamish Brewer is expected to lead the combined company as its CEO. Mr. Brewer has more than 20 years of industry experience and a proven track record of successfully integrating large businesses.

RedPrairie’s CEO, Michael Mayoras will remain on the board of the combined company.

“This transaction generates tremendous value for JDA shareholders, offering them a meaningful premium for their shares,” said Hamish Brewer, president and CEO of JDA. “This is a strong combination of two leading companies with highly complementary product suites. It will give businesses the power to better manage global commerce through a new world of capabilities. The combined company will have a unique ability to address our customers’ increasingly complex needs with a full spectrum of solutions for planning and execution across the entire value chain.”

Chairman of the Board of RedPrairie, Alok Singh commented, “We believe that this combined company will deliver a strong ROI and extraordinary customer value for both B2B and B2C enterprises. It will be the single best source of software products and domain expertise for manufacturers and retailers. Both companies share a history of innovation including, JDA’s leadership in cloud offerings and RedPrairie’s strength in workforce management and e-commerce.”

RedPrairie CEO, Michael Mayoras said, “This merger establishes a company perfectly suited to meet the evolving demands of the ‘always-on’ mobile consumer. Both companies have historically demonstrated their leadership in supply chain innovation. I look forward to committing myself to the success of this combined company because I believe it will provide extraordinary customer value.”

Transaction Highlights

The tender offer and merger are subject to customary closing conditions, including the satisfaction of the minimum tender condition in the tender offer that at least 79 percent of JDA’s outstanding shares on a fully diluted basis be tendered, and clearance from antitrust regulatory authorities. The transaction, which is expected to close by the end of 2012, will be funded with fully committed debt financing from Credit Suisse. In addition to contributing the current equity capital of RedPrairie, New Mountain Capital will also commit additional new cash equity to fund the transaction.

The Board of Directors of the combined company will be composed of the current members of the RedPrairie Board, including: Alok Singh, Michael Mayoras, Nanci Caldwell, Martin Hiscox, Lawrence Jackson, Thomas Manley, Peter Masucci, Tim Pawlenty and Janet Perna. Upon closing of the transaction, RedPrairie expects that Hamish Brewer will join the RedPrairie Board of Directors.

Greenhill & Co. acted as financial advisor to RedPrairie, and Fried, Frank, Harris, Shriver & Jacobson LLP acted as legal counsel. Credit Suisse also served as a financial advisor to RedPrairie.

J.P. Morgan acted as financial advisor to JDA. DLA Piper LLP acted as legal counsel for JDA, and Cravath, Swaine & Moore LLP represented the independent directors of the Board of Directors of JDA.

27. Under the terms of the Merger Agreement, JDA shareholders will receive $45.00 in cash for each outstanding share of JDA common stock owned.

28. Based on the number of outstanding shares of JDA’s common stock on November 7, 2012, the aggregate purchase price for JDA in the Proposed Transaction would be approximately $1.9 billion.

29. On November 15, 2012, the Schedule 14D-9 was filed with the SEC initiating the tender offer.

30. According to the Defendants, the Proposed Transaction is currently expected to be completed by the end of 2012. Once the Proposed Transaction is completed, the two companies will be combined and JDA will no longer trade publicly.

The Offer Price is Inadequate and Unfair

31. The $45.00 per share agreed to in the Proposed Transaction is an inadequate price, and Defendants’ claims that the transaction provides a great return for investors are unsound.

32. The Company has performed exceedingly well in recent years. JDA empowers more than 2,700 companies of all sizes to make optimal decisions that improve profitability and achieve real results in the manufacturing, wholesale distribution, transportation, retail and services industries.

33. On or about January 31, 2012, the Company announced its receipt of a notice from the SEC requesting information related to the Company’s revenue recognition and other accounting and financial reporting matters for past fiscal years.

34. On or about March 15, 2012, the Company announced a delay in filing its Form 10-K annual report.

35. On or about April 10, 2012, the Company announced that its Audit Committee of the Board determined that the Company’s annual and quarterly results during the fiscal years 2008 to 2011 should be restated.

36. On or about August 6, 2012, the Company filed its Form 10-K annual report with the SEC containing restated selected financial data for the years 2007 through 2010, restated full financial statements and related information for the years 2009 and 2010, restated quarterly unaudited financial information for each quarter of 2010 and the first three quarters of 2011 and full financial statements for 2011. The Company also indicated that its Audit Committee investigation did not find any indication of fraud or intentional wrongdoing or issues with the existence of recorded revenue or any impact to actual cash received or reported cash balances as of December 31, 2011, 2010 and 2009. However, the Company has not indicated that the SEC has completed its investigation.

37. In its Form 8-K press release, filed with the SEC on the same day as the announcement of the Proposed Transaction, November 1, 2012, the Company touted its third quarter performance, highlighting:

Third Quarter 2012 Regional License Deals

The following presents a high-level summary of JDA’s regional software sales performance:

•

JDA reported $23.3 million in software license and subscription revenues in its Americas region during third quarter 2012, compared to $29.4 million in third quarter 2011. Companies signing new software licenses in third quarter 2012 include: Colombia Sportswear Company, Coppel S.A. de C.V., CVS Corporation, DIN S.A. (Abcdin), Federated Co-operative Ltd., IPSCO Tubulars, Inc., L.L. Bean, Inc., Ollie’s Bargain Outlet, and Via Rail Canada.

•

Software license and subscription revenues in the EMEA region were $4.9 million in third quarter 2012 compared to $7.4 million in third quarter 2011. New software deals in the EMEA region include: Cape Union Mart International (PTY) Ltd., Massmart (PTY) Ltd., and Shoprite Checkers (PTY) Ltd.

•

JDA’s Asia-Pacific region software license and subscription revenues increased 88 percent to $3.2 million in third quarter 2012 compared to $1.7 million in third quarter 2011. New software deals in the Asia-Pacific region include: Pernod Ricard China, and Shoppers Stop Ltd.

38. The third quarter results for the nine months ending September 30, 2012 also included revenue of $495.5 million; EBITDA of $127.6 million; adjusted non-GAAP earnings per share of $1.51; GAAP net income of $26.4 million; and cash flow of $118.2 million. Additionally, the press release stated:

Maintenance and Support Services

Maintenance revenue increased 2 percent to $68.8 million in the third quarter 2012 from $67.6 million in the third quarter 2011. This increase was due to a continued strong retention rate of 95.3 percent, compared to 95.7 percent in the third quarter 2011, and the high level of attachment of maintenance contracts to new license deals. Maintenance gross margins remained solid at 79.5 percent in the third quarter 2012 compared to 79.8 percent in the third quarter 2011.

39. Furthermore, analysts according to Yahoo Finance have set a median target for the Company’s share price at $45 per share and recent trading has been at this same amount, indicating that the offer price does not represent much of a premium for shareholders. During this year to date, JDA shares have risen 38% and 80% over the past five years. This is despite the fact that the Company and RedPrairie have indicated that the $45 offer price is actually a 33% premium to the October 26, 2012 share price, which was the day before rumors circulated that JDA was exploring an acquisition. Furthermore, touting that the share price was a 16% premium to the Company’s overall highest trading price is no longer the case since it has currently been trading at or right below $45.

40. Despite the fact that the Company recently released excellent financial results and has positioned itself for growth, the Proposed Transaction offers only a meager premium of 33%, with no current premium based on recent trading, to JDA shareholders.

41. The proposed consideration to be paid to Plaintiff and the Class in the Proposed Transaction is unfair and grossly inadequate because, among other things, the intrinsic value of JDA is materially in excess of the amount offered in the Proposed Transaction, giving due consideration to the Company’s anticipated operating results, and established markets.

The Flawed Process

42. Despite answering to the SEC’s inquiries regarding its revenue recognition and other accounting and financial reporting which delayed the filing of its Form 10-K annual report in the spring of 2012 until August 6, 2012, the Board determined that it should proceed with a sale process on July 27, 2012, and in fact had already had conversations with potential acquirers prior to this time.

43. The Board determined that only a limited number of certain strategic and financial potential acquirers, some of which had previously contacted the Company about a possible acquisition, would be included in the Company’s sale process, instead of expanding the process to others, which may have resulted in a better maximization of shareholder value.

44. On August 17, 2012, the Company formally engaged J.P. Morgan Chase & Co. (“J.P. Morgan”) as its financial advisor during the sale process.

45. On or about August 30, 2012, the Board decided not to create an independent special committee to facilitate the sale process, but instead the entire Board and its advisors would manage and direct the bidding process.

46. On or about October 5, 2012, J.P. Morgan reported that a strategic party in the sale process indicated that it would not submit a bid because the SEC investigation relating to the Company’s financial restatements was still ongoing.

47. On or about October 16, 2012, RedPrairie indicated to Defendant Brewer that it would like him to serve as CEO of the combined company if RedPrairie were to acquire the Company.

48. The Board indicated its interest in completing the Proposed Transaction prior to the announcement of its third quarter results that may have caused a reduction in the bid amounts. RedPrairie indicated its ability to complete the Proposed Transaction on an expedited basis.

49. On or about October 29, 2012, Reuters published a news article stating that the Company had hired J.P. Morgan to explore a sale of the Company and was in an advanced stage of a sale process.

50. On or about October 30, 2012, a financial potential bidder indicated its diligence was continuing and it expected to submit a final bid, edits to the Merger Agreement and draft debt commitment papers by November 14, 2012. This same day the independent directors decided based on the different timeline of the financial potential bidder and the other potential bidders that the Company and its advisors should continue to focus on executing a definitive deal with RedPrairie.

51. On or about October 31, 2012, RedPrairie indicated that it would walk away from the Proposed Transaction if the Company continued to insist on a “go-shop” period. The Board decided to approve the Proposed Transaction without a “go-shop” provision with RedPrairie.

52. On or about November 1, 2012, the Merger Agreement was finalized between the Company and RedPrairie and announced the Proposed Transaction publicly.

Preclusive Deal Protection Devices

53. As part of the Merger Agreement, Defendants agreed to certain onerous and preclusive deal protection devices that operate conjunctively to make the Proposed Transaction a fait accompli and ensure that no competing offers will emerge for the Company.

54. For example, § 8.6 (a) of the Merger Agreement includes a “no solicitation” provision barring the Company from soliciting interest from other potential acquirers in order to procure a price in excess of the amount offered by RedPrairie.

55. Pursuant to § 8.6(b) and (c) of the Merger Agreement, should an unsolicited bidder submit a competing proposal, the Company must notify RedPrairie, within 24 hours, of the bidder’s identity and the terms of the bidder’s offer. Thereafter, should the Board determine that the unsolicited offer is superior, before the Company can terminate the Merger Agreement with RedPrairie in order to enter into the competing proposal, it must grant RedPrairie three business days in which the Company must negotiate in good faith with RedPrairie (if RedPrairie so desires) and allow RedPrairie to amend the terms of the Merger Agreement to make a counteroffer that is merely as favorable as the competing proposal. In other words, the Merger Agreement gives RedPrairie access to any rival bidder’s information and allows RedPrairie a free right to top any superior offer simply by matching it. Accordingly, no rival bidder is likely to emerge and act as a stalking horse, because the Merger Agreement unfairly assures that any “auction” will favor RedPrairie and piggy-back upon the due diligence of the foreclosed second bidder.

56. Sections 10.3(a) and (c) of the Merger Agreement also provides for a termination fee of $32 million and $8 million for fees and expenses payable to RedPrairie by JDA if the Company decides to pursue the competing offer, or otherwise fails to close on the Proposed Transaction pursuant to the Merger Agreement, thereby essentially requiring that the competing bidder agree to pay a naked premium for the right to provide the shareholders with a superior offer.

57. Any unsolicited competing bidder would have to go great expense of conducting due diligence, and formulating a proposal within a very limited time frame, which pursuant to Section 8.6 of the Merger Agreement, RedPrairie would have an opportunity to match. Further, a competing bidder will need to negotiate with a management team participating in the Proposed Transaction and already heavily biased in favor of approving the Proposed Transaction. Even if another bidder is tenacious enough to navigate this obstacle course, that bidder will be further discouraged by the onerous termination fee that the Company (and by extension, the “successful” competing bidder) will be forced to pay.

58. Section 8.5 of the Merger Agreement provides indemnification for a period of six years for directors and officers liability and fiduciary liability insurance. This provision is particularly significant for JDA directors and officers since the SEC may still be investigating its restatements that were made a few months ago. This provision would shield Defendants and Company executives from any liability that could result from the SEC investigation and other litigation going forward.

59. By entering into the agreement with RedPrairie, the JDA Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the Proposed Transaction were apparently arrived at without a full and thorough investigation by the Board, and they are intrinsically unfair and inadequate from the standpoint of the JDA shareholders.

60. Ultimately, these preclusive deal protection provisions illegally restrain the Company’s ability to solicit or engage in negotiations with any third party regarding a proposal to acquire all or a significant interest in the Company. The circumstances under which the Board may respond to an unsolicited written bona fide proposal for an alternative acquisition that constitutes or would reasonably be expected to constitute a superior proposal are too narrowly circumscribed to provide an effective “fiduciary out” under the circumstances

Material Defects in the Company’s Tender Offer Solicitation Statement

and J.P. Morgan’s Financial Analyses and Opinion

61. At least one potential bidder indicated it would not submit a solid bid based on the fact that the SEC’s investigation of the Company’s financial statements had not concluded. However, the “Background of the Merger Agreement” section (“Background”) of the

Solicitation/Recommendation Statement (“Solicitation Statement”) does not adequately disclose information relating to the SEC investigation. In fact, the Background section seems to indicate that as of the August 6, 2012 Form 10-K filing with the SEC that included restatements for years 2007 to 2010, the situation was resolved. Furthermore, the Merger Agreement provides for indemnification under section 8.5 which is particularly important in light of any forthcoming action by the SEC or other litigation relating to the restatements.

62. Likewise, J.P. Morgan’s Financial Analyses and Opinion also fails to address any impact from the restatements that were filed in August and how the SEC’s investigation may have impacted the value of the Company to bidders.

63. The Background section also indicates that on or about October 28, 2012, members of the Company’s senior management updated the Board regarding the diligence concern which the management concluded did not have merit. The Tender Offer solicitation fails to disclose what this diligence concern was, how it may have effected the sale process and why it was not of concern.

64. The following day, on or about October 29, 2012, the Company’s senior management and its legal advisor repeated RedPrairie’s diligence concerns. Again, however, the Tender Offer solicitation fails to disclose what the diligence concerns were and how they may have affected the process.

65. The Tender Offer Statement indicates that the Board particularly was interested in completing the Proposed Transaction before the announcement of its third quarter results, which was a factor in the Board’s decision to move forward with RedPrairie instead of waiting for other potential bidders to complete their diligence, make final bids and negotiations of those bids and the Merger Agreement to occur. The Tender Offer solicitation fails to adequately disclose the reasons for not prolonging the sale process and considering alternative bids while at the same time agreeing with RedPrairie’s demand to not include a “go-shop” provision.

66. In rendering its opinion, J.P. Morgan indicated that it “employed generally accepted valuation methods.” However, in its Trading Multiples Analysis,1 J.P. Morgan defines EBITDA differently for the selected companies and JDA, which creates confusion as to whether the comparable companies are really “analogous” when different calculations for EBITDA were used. Without further disclosure about why J.P. Morgan deemed it necessary to use these different definitions and calculations, it is unclear if they comport with generally accepted valuation methods as J.P. Morgan claims. Specifically J.P. Morgan’s opinion indicates:

(a) EBITDA for the selected companies per the trading multiples analysis is defined as earnings (excluding stock-based compensation expense and other non-recurring items) before interest expense, income taxes and depreciation and amortization.

(b) JDA’s “adjusted EBITDA” per Trading Multiples analysis is defined as EBITDA adjusted by excluding charges related to stock-based compensation and certain restructuring, non-recurring and unusual items, and by adding interest income and other non-operating (income) expense net.” (Emphasis added).

67. Furthermore, J.P. Morgan only provided median EV/EBITDA and P/E multiples for the selected companies to compare with JDA. J.P. Morgan did not disclose high, low, mean, and median multiples with a market observations that would provide objective multiples criteria to determine a fair comparison with JDA.

68. J.P. Morgan defines its calculation of P/E Multiple as “its stock price per share as of October 26, 2012 adjusted by adding its debt and subtracting its cash on a per share basis, as a

[1]	Although it is not specifically defined therein, the Selected Transactions Analysis is presumed to have the same definitions rendering the comparisons questionable.

multiple of estimated unlevered earnings per share for the calendar year 2013.” J.P. Morgan does not explain why it used an unconventional multiple for this rather than a generally accepted valuation method.

69. J.P. Morgan only discloses two pricing multiples for 2013 when it considered comparative public companies with JDA. The opinion does not disclose if other multiples were examined.

70. J.P. Morgan’s calculated selected companies’ median EV/EBITDA multiple of 9.3x and a median P/E multiples of 14.6x barely falls within J.P. Morgan’s selected EV/EBITDA multiple range of 6.5x-10.0x and P/E multiple range of 9.5x-15.0x. Without further disclosure of the objective selection criteria used to determine why the selected companies were considered analogous and/or company-by-company pricing multiples, it is unclear why these selected ranges are appropriate for JDA.

71. The Selected Transaction Analysis also does not adequately disclose why they are considered “analogous” to the Company’s business. The opinion does not provide the objective selection criteria used by J.P. Morgan.

72. The opinion should disclose the pricing multiples observed in each transaction, or at least the high, low, mean and median in order to provide shareholders with objecting market observations to assess the reasonableness of the multiples selected by J.P. Morgan for JDA.

73. The opinion states that J.P. Morgan did not have any other material financial advisory or other material commercial or investment banking relationship with the Company or RedPrairie but the following sentence discloses that J.P. Morgan received an aggregate fee of $3 million from parent during this time. The opinion does not disclose why a $3 million fee would not be considered a relationship between J.P. Morgan and RedPrairie.

74. J.P. Morgan states that it did not prepare any independent forecasts or estimates. However, in its Discounted Cash Flow analysis for the calendar years 2018 through 2021, it appears J.P. Morgan extrapolated the Company’s projections from the calendar years 2012 through 2017. The opinion does not explain this inconsistency.

75. Without addressing these disclosure issues in connection with the tender offer, JDA shareholders are left with incomplete information on whether to tender their shares.

Defendant Brewer and Conflicts of Interest with Shareholders

76. Defendant Brewer will be guaranteed continuing employment at the new combined company. Brewer will continue as CEO of the new combined company and serve as a member of the board of directors.

77. This benefit not equally shared with the shareholders provides an incentive for Brewer to not seek superior offers from other companies, and instead, allows Brewer to favor his own interests over those of the Company’s and its public shareholders.

78. By entering into the agreement with RedPrairie, the JDA Board has initiated a process to sell the Company which imposes heightened fiduciary responsibilities and requires enhanced scrutiny by the Court. However, the terms of the Proposed Transaction were apparently arrived at without a full and thorough investigation by the Board, and they are intrinsically unfair and inadequate from the standpoint of the JDA shareholders.

79. The Individual Defendants have violated their fiduciary duties owed to the public shareholders of JDA. The Individual Defendants’ agreement to the terms of the Proposed Transaction and its timing demonstrate a clear lack of due care and of loyalty to the JDA public shareholders.

80. The Individual Defendants’ fiduciary obligations under these circumstances require them to undertake an appropriate evaluation of JDA’s net worth as an acquisition candidate.

81. The Individual Defendants have violated their fiduciary duties owed to Plaintiff and the Class in that they have not and are not exercising independent business judgment and have acted and are acting to the detriment of the Company’s public shareholders for their own personal benefit.

82. Plaintiff and other members of the Class have been and will be damaged in that they have not and will not receive their fair proportion of the value of JDA’s assets and business, and will be prevented from obtaining fair and adequate consideration for their shares of JDA common stock.

83. The consideration to be paid to Class members in the Proposed Transaction is unfair and inadequate because, among other things:

(a) The intrinsic value of JDA common stock is materially in excess of the amount offered for those securities in the merger giving due consideration to the anticipated operating results and profitability of the Company; and

(b) By entering into the Merger Agreement with RedPrairie, the Individual Defendants have allowed the price of JDA stock to be capped, thereby depriving Plaintiff and the Class of the opportunity to realize any increase in the value of JDA stock.

84. By reason of the foregoing, each member of the Class will suffer irreparable injury and damages absent injunctive relief by this Court.

85. JDA and RedPrairie aided and abetted the breaches of fiduciary duty by the Individual Defendants. Indeed, the wrongful conduct complained of herein could not have occurred without the knowing participation of JDA and RedPrairie.

86. Plaintiff and other members of the Class have no adequate remedy at law.

COUNT I

(Breach of Fiduciary Duty against the Individual Defendants)

87. Plaintiff incorporates each and every allegation set forth above as if fully set forth herein.

88. By the acts, transactions and courses of conduct alleged herein, the Individual Defendants have violated their fiduciary duties of good faith, loyalty, and due care at the expense of Plaintiff and other members of the Class.

89. As alleged herein, the Individual Defendants have failed to, inter alia:

(a) Adequately consider the Proposed Transaction, including whether it maximizes shareholder value;

(b) Apprise themselves of the true value of the Company, or the benefits associated with pursuing the Proposed Transaction or an alternative transaction, by, among other things, considering the merits of such transactions and engaging in a market check or canvas of the industry; and

(c) Otherwise take the steps necessary to comply with their fiduciary duties.

90. As such, unless the Individual Defendants’ conduct is enjoined by the Court, they will continue to breach their fiduciary duties to Plaintiff and the other members of the Class, and will further a process that inhibits the maximization of shareholder value and the disclosure of material information.

91. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

(a) Undertake an appropriate evaluation of JDA’s value;

(b) Evaluate the Proposed Transaction and other potential transactions;

(c) Enable public shareholders to consider the Proposed Transaction in a fair and non-coercive manner, without the threat of deal protection measures or mechanisms that could preclude or dissuade a value-maximizing transaction;

(d) Refrain from favoring the Individual Defendants’ interests over those of the Company’s public shareholders, to, among other things, ensure that conflicts of interest do not unfairly influence the shareholders’ decisions or available options; and

(e) Disclose all material facts necessary to permit the Company’s public shareholders to make an informed decision with respect to the Proposed Transaction or any alternate transaction.

92. Absent injunctive relief, Plaintiff and the Class will continue to suffer irreparable harm as result of the Individual Defendants’ breaches of fiduciary duty, for which Plaintiff and the Class have no adequate remedy at law.

COUNT II

(Aiding and Abetting Breaches of Fiduciary Duties Against JDA and RedPrairie Entities)

93. Plaintiff repeats and re-alleges each allegation set forth herein.

94. Defendants JDA and RedPrairie have aided and abetted the Individual Defendants in the aforesaid breach of their fiduciary duties.

95. Such breaches of fiduciary duties could not and would not have occurred but for the conduct of defendants JDA and RedPrairie, who, therefore, have aided and abetted such breaches in connection with the Proposed Transaction.

96. As a result of the unlawful actions of Defendants JDA and RedPrairie, Plaintiff and the other members of the Class will be irreparably harmed in that they will not receive the true value for JDA’s assets and business. Unless their actions of are enjoined by the Court, Defendants JDA and RedPrairie will continue to aid and abet the Individual Defendants’ breaches of their fiduciary duties owed to Plaintiff and the members of the Class.

97. As a result of this conduct, Plaintiff and the other members of the Class have been and will be damaged in that they have been and will be prevented from obtaining a fair price for their JDA shares.

98. Plaintiff and other members of the Class have no adequate remedy at law.

WHEREFORE, Plaintiff and members of the Class demand judgment against Defendants as follows:

A. Declaring that this action is properly maintainable as a class action and certifying Plaintiff as the representative of the Class;

B. Preliminarily and permanently enjoining Defendants and their counsel, agents, employees and all persons acting under, in concert with, or for them, from proceeding with, consummating, or closing the Proposed Transaction;

C. In the event that the Proposed Transaction is consummated, rescinding it and setting it aside, or awarding rescissory damages to the Class;

D. Awarding compensatory damages against Defendants, individually and severally, in an amount to be determined at trial, together with pre-judgment and post-judgment interest at the maximum rate allowable by law, arising from the proposed transaction;

E. Awarding Plaintiff the costs and disbursements of this action and a reasonable allowances for fees and expenses of Plaintiff’s counsel and experts; and

F. Granting Plaintiff and the Class such other and further relief as the Court may deem just and proper.

Dated: November 21, 2012		RIGRODSKY & LONG, P.A.

	By:	/s/ Brian D. Long
Seth D. Rigrodsky (#3147)
Brian D. Long (#4347)
Gina M. Serra (#5387)
2 Righter Parkway, Suite 120
Wilmington, DE 19803
(302) 295-5310

Attorneys for Plaintiff

OF COUNSEL:

MILBERG LLP

Anita Kartalopoulos

Benjamin Y. Kaufman

Gloria K. Melwani

Jessica Sleater

One Pennsylvania Plaza

New York, NY 10119

(212) 594-5300

KROLL HEINEMAN CARTON, LLC

Albert G. Kroll

Metro Corporate Campus I

99 Wood Avenue South, Suite 307

Iselin, NJ 08830

(732) 491-2100